===============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                         NATIONAL COMPUTER SYSTEMS, INC.
                            (Name of Subject Company)


                         NATIONAL COMPUTER SYSTEMS,INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PRUCHASE RIGHTS)
                         (Title of Class of Securities)


                                    63519101
                      (CUSIP Number of Class of Securities)

                               JOHN W. FENTON, JR.
                         NATIONAL COMPUTER SYSTEMS, INC.
                            11000 PRAIRIE LAKES DRIVE
                          EDEN PRAIRIE, MINNESOTA 54344
                                 (952) 829-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)


                                    Copy to:

                              JAY L. SWANSON, ESQ.
                              DORSEY & WHITNEY LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402
                                 (612) 340-2763



|X| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer

===============================================================================

                                                                    NEWS RELEASE

                                     [LOGO]

CONTACT: Maggie Knack                                            (NASDAQ: NLCS)
         DIRECTOR, INVESTOR RELATIONS
         952-829-3203
         mpknack@ncs.com


                        NCS TO BE ACQUIRED BY PEARSON PLC
               IN $2.5 BILLION MERGER; NCS SHAREHOLDERS TO RECEIVE
                               $73 CASH PER SHARE

         MINNEAPOLIS - JULY 31, 2000 - NATIONAL COMPUTER SYSTEMS, INC., (NCS) (NASDAQ: NLCS) a Minneapolis-based global information services company, and Pearson plc, a U.K.-based international media, publishing and education company, announced today that the two companies have entered into a definitive agreement under which NCS will be acquired by Pearson. The transaction is valued at about $2.5 billion. Under the terms of the agreement, which have been approved by the boards of directors of both companies, NCS shareholders will receive $73.00 per share in cash for the Company's outstanding shares of common stock. NCS' stock closed last Friday at $58.13.

         Pearson plc is an international media company with market leading businesses in education, strategic business information, international television production and consumer publishing, nearing $6 billion in revenue. NCS will become part of Pearson Education, a $2.7 billion division of Pearson plc, and the world's leading educational publisher, consisting of Addison Wesley Longman, Simon & Schuster, and other well known publishing brands. Pearson Education has leading positions in every major sector of educational publishing, including elementary and secondary schools, higher education, professional education, English Language Teaching (ELT), and educational technology, both in the U.S. and internationally.

         Pearson will commence a cash tender offer to purchase all of the outstanding shares of NCS common stock no later than August 7, 2000. Shares not tendered will be converted in a merger into the right to receive the same $73.00 per share in cash. Completion of the transaction is subject to customary conditions, including certain regulatory approvals. The companies expect the transaction to be completed sometime in September 2000.

         "This proposed merger is wonderful news for NCS shareholders, customers and employees," said Russ Gullotti, chairman, president and chief executive officer of NCS. "The merger of NCS and Pearson plc is an outstanding strategic and cultural fit. Both companies have a strong presence in the education market, and the core products and skills of the two businesses are remarkably complementary, but without direct overlap. The acquisition of NCS by Pearson allows for the kind of presence needed for both of us to continue our strong growth and maintain our market leadership positions."

         Also commenting on today's announcement, Marjorie Scardino, chief executive officer of Pearson plc, said "NCS is a superb company in its own right with a record of delivering consistently high levels of innovation and growth. Together, we can transform our business into one that can reach further and grow faster. We will lead in content, technology and testing, the three factors that are driving the education revolution around the world."

         Ms. Scardino continued, "Together, we can create the `intelligent classroom,' where teaching is customized so that each child learns in his own way, at his own speed, with constant assessment, feedback and help. Together, we can take the next great leap in education - adding applications and testing to curriculum and changing the way we teach and learn."

ABOUT NCS
        NCS was founded and began operation in Minnesota in 1962. The Company is a global information services company providing software, services, systems, and Internet-based technologies for the collection, management and interpretation of data. NCS serves important segments of the education, testing, assessment and complex data management markets. For nearly four decades, NCS has provided the technology, experience and quality customer services essential for improving customers' information systems.

        Today, 75 percent of NCS' revenues come from the Education (primarily K-12) market, and 25 percent comes from the Large-Scale Data Management (or non-Education) market. NCS is the nation's largest single provider of student, curriculum, instructional and financial management software for schools. NCS is also the nation's largest commercial processor of student assessment tests for K-12 schools and districts. This year NCS was one of four processors of the U.S. 2000 Census for the U.S. Census Bureau.

         Headquartered in Minneapolis (Eden Prairie), NCS has nearly 5,000 employees at 30 locations serving customers worldwide. The Company's web site address is www.ncs.com.

                                      # # #

Shareholders are advised to read the tender offer statement regarding the acquisition of NCS referenced in this press release, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by contacting the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's web site at www.sec.gov.
                                                        ------------

Any statements made about the Company's anticipated financial results or other forward-looking statements are subject to risks and uncertainties such as those described in Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended January 29, 2000. NCS' actual results may differ materially from anticipated results.

            NCS CONFIDENTIAL - RESTRICTED DISTRIBUTION - DO NOT COPY




                        MANAGERS' COMMUNICATION TOOL KIT

                              NCS - PEARSON MERGER

                                  JULY 31, 2000



National Computer Systems, Inc.(NCS) shareholders are advised to read the tender offer statement regarding the acquisition of NCS, referenced in this employee announcement, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by calling the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's website at www.sec.gov

                                                                       CONTACTS:

                                                                    Maggie Knack
                                                    Director, Investor Relations
                                                           952-829-3203 (office)

                                                                   Mark Sullivan
                                             Director, Human Resource Operations
                                                           952-351-5540 (office)
                                                           612-845-0474 (mobile)

                                TABLE OF CONTENTS


                OVERVIEW

                TIMETABLE

                PRESS RELEASE
                         NCS Announcement

                LETTERS TO NCS EMPLOYEES
                         From Russ Gullotti
                         From Marjorie Scardino

                TALKING POINTS
                         To Employees
                         To Customers
                         To Vendors

                QUESTIONS AND ANSWERS

                WRITTEN COMMUNICATIONS WITH EMPLOYEES

                WRITTEN COMMUNICATIONS WITH CUSTOMERS AND BUSINESS PARTNERS

                MEDIA GUIDELINES

                                    OVERVIEW

The enclosed materials have been developed to help you communicate information about Pearson plc's acquisition of NCS to our employees, customers, vendors and other constituencies.

These materials have been designed to ensure all of our internal and external constituents have the known facts about this transaction and that everyone who has the occasion to communicate internally or externally about this situation does so in an accurate and timely manner.

THIS DOCUMENT IS "CONFIDENTIAL" AND IS NOT MEANT FOR GENERAL DISTRIBUTION OR REPRODUCTION, EXCEPT FOR THE SPECIFICALLY DESIGNATED ATTACHMENTS (I.E., PRESS RELEASE AND CEO LETTERS).

YOUR ROLE AS AN NCS MANAGER

Over the next several days and, most likely, for the next four to six weeks, you will be called upon to communicate information to your employees. This information may come to you in various forms - e-mail, letters, newsletters, videos, etc. NCS Management, as well as employees reporting to you, are counting on you to deliver these messages accurately and in a timely fashion.

As change is oftentimes difficult, NCS Management asks you to be even more diligent about listening to your employees' concerns and to pass those concerns (or questions you cannot answer) along to the ESC Communications Team (Cathy Cohn at 319-339-6939) as they arise. We will make every effort to answer those questions and concerns in upcoming communications.

TODAY, we ask that you ensure every NCS employee has been made aware of this announcement through the distribution of the NCS press release, Russ Gullotti's memo to employees and Marjorie Scardino's welcome letter to employees. We also want you to meet with your employees to review the facts (as known) with them utilizing the Questions and Answers found in this package as a guide.

MANAGER'S TELECONFERENCE

Russ Gullotti will host an NCS Managers' Teleconference at 11:00 AM CDT (Noon Eastern, 9:00 AM Pacific). Information concerning the logistics of this phone call has been sent separately to you via e-mail. We expect this teleconference to last about 30 minutes, depending on the number of questions received.

QUESTIONS & ANSWERS

In addition, we have developed a document, "Questions and Answers", for NCS Managers which is designed to help NCS Managers answer some of the more technical or difficult questions that may be raised by employees over the next few days.

PHONE CONTACTS/CALL CENTERS

We expect a number of our customers will call NCS after today's public announcement of the merger. You and your employees may also wish to initiate phone calls to customers or vendors. Talking points concerning these calls can be found in this document.

HANDLING MEDIA INQUIRIES

All NCS employees are reminded that they are not permitted to talk with the news media. If approached by a reporter asking questions of any kind, politely decline to answer and direct them to Maggie Knack at the NCS Corporate Offices
(952) 829-3203.

YOUR TASKS

The following is a summary of what we would like you to do TODAY, as soon as practical:

- Distribute the press release to everyone in your department if they do not have access to e-mail.

-    Participate in the Russ Gullotti teleconference at 11:00 AM CDT.

-    Review this document in its entirety.

- Host a department meeting with your employees using the attached talking points.

- Listen to your employees' concerns and forward questions you cannot answer to the ESC Employee Communications Team (319-339-6939).

Please remember: It is not only important for you as a manager to pass along the information provided, but to set an appropriate tone with your employees so that they feel comfortable about the exciting opportunities represented by this merger, even in the face of uncertainty.

To help ensure a successful internal and external communications effort, we would appreciate your assessment of how useful these tools were to you. Please direct your comments to:

         Maggie Knack      (952) 829-3203            mpknack@ncs.com

         Mark Sullivan     (952) 351-5540            msullivan@ncs.com

We appreciate your cooperation.

                      KEY COMMUNICATIONS EVENTS AT A GLANCE


Monday, July 31, 2000
---------------------------- -------------------------- -------------------------- --------------------------
           TIME                        EVENT                 RESPONSIBILITY                COMMENTS
---------------------------- -------------------------- -------------------------- --------------------------
1:00 AM CDT                  Press Release              Knack                      Simultaneously with
                                                                                   Pearson plc
---------------------------- -------------------------- -------------------------- --------------------------
1:15 AM CDT                  Internal Announcement      Sullivan                   Gullotti memo
---------------------------- -------------------------- -------------------------- --------------------------
1:20 AM CDT                  Intranet Posting           Sullivan
---------------------------- -------------------------- -------------------------- --------------------------
1:25 AM CDT                  Manager Tool Kit           Sullivan
                             Distributed
---------------------------- -------------------------- -------------------------- --------------------------
8:00 AM CDT                  Web site updated           Peterson
---------------------------- -------------------------- -------------------------- --------------------------
8:00 AM CDT                  Train call center          Managers                   Utilize this document
                             employees
---------------------------- -------------------------- -------------------------- --------------------------
11:00 AM CDT                 Manager Conference Call    Sullivan
---------------------------- -------------------------- -------------------------- --------------------------
Afternoon                    Calls to key customers,    NCSLT
                             vendors, etc.
---------------------------- -------------------------- -------------------------- --------------------------
Afternoon                    Employee meetings          Managers                   Utilize talking points
---------------------------- -------------------------- -------------------------- --------------------------


Tuesday, August 1, 2000
---------------------------- -------------------------- -------------------------- --------------------------
           TIME                        EVENT                 RESPONSIBILITY                COMMENTS
---------------------------- -------------------------- -------------------------- --------------------------
Ongoing                      Walk arounds               Managers                   Listen to employee
                                                                                   concerns
---------------------------- -------------------------- -------------------------- --------------------------
                             Pearson collaterals        ESC Employee
                             mailed to facilities       Communications
---------------------------- -------------------------- -------------------------- --------------------------
Ongoing                      Letters to customers,      Managers as directed by
                             vendors, etc.              NCSLT
---------------------------- -------------------------- -------------------------- --------------------------


Monday, August 7, 2000
---------------------------- -------------------------- -------------------------- --------------------------
           TIME                        EVENT                 RESPONSIBILITY                COMMENTS
---------------------------- -------------------------- -------------------------- --------------------------
                             Proxy Mailing              Fenton                     All shareholders
---------------------------- -------------------------- -------------------------- --------------------------
Week of 8/7                  Possible site visits       NCSLT                      NCSLT and Pearson
                                                                                   management
---------------------------- -------------------------- -------------------------- --------------------------
Week of 8/7                  Video:  The Big Picture    Sullivan
                             with Gullotti
                             introduction
---------------------------- -------------------------- -------------------------- --------------------------

                                                                               6


Ongoing
---------------------------- -------------------------- -------------------------- --------------------------
           TIME                        EVENT                 RESPONSIBILITY                COMMENTS
---------------------------- -------------------------- -------------------------- --------------------------
Ongoing                      Walk arounds; brown bag    Managers                   Listen to employee
                             lunches, listening                                    concerns
                             sessions, etc.
---------------------------- -------------------------- -------------------------- --------------------------
Ongoing                      Letters to customers,      Managers as directed by
                             vendors, etc.              NCSLT
---------------------------- -------------------------- -------------------------- --------------------------

                                NCS PRESS RELEASE

                                                                    NEWS RELEASE

                                     [LOGO]

CONTACT: Maggie Knack                                         (NASDAQ: NLCS)
         DIRECTOR, INVESTOR RELATIONS
         952-829-3203
         mpknack@ncs.com


                        NCS TO BE ACQUIRED BY PEARSON PLC
               IN $2.5 BILLION MERGER; NCS SHAREHOLDERS TO RECEIVE
                               $73 CASH PER SHARE

         MINNEAPOLIS - JULY 31, 2000 - NATIONAL COMPUTER SYSTEMS, INC., (NCS) (NASDAQ: NLCS) a Minneapolis-based global information services company, and Pearson plc, a U.K.-based international media, publishing and education company, announced today that the two companies have entered into a definitive agreement under which NCS will be acquired by Pearson. The transaction is valued at about $2.5 billion. Under the terms of the agreement, which have been approved by the boards of directors of both companies, NCS shareholders will receive $73.00 per share in cash for the Company's outstanding shares of common stock. NCS' stock closed last Friday at $58.13.

         Pearson plc is an international media company with market leading businesses in education, strategic business information, international television production and consumer publishing, nearing $6 billion in revenue. NCS will become part of Pearson Education, a $2.7 billion division of Pearson plc, and the world's leading educational publisher, consisting of Addison Wesley Longman, Simon & Schuster, and other well known publishing brands. Pearson Education has leading positions in every major sector of educational publishing, including elementary and secondary schools, higher education, professional education, English Language Teaching (ELT), and educational technology, both in the U.S. and internationally.

         Pearson will commence a cash tender offer to purchase all of the outstanding shares of NCS common stock no later than August 7, 2000. Shares not tendered will be converted in a merger into the right to receive the same $73.00 per share in cash. Completion of the transaction is subject to customary conditions, including certain regulatory approvals. The companies expect the transaction to be completed sometime in September 2000.

         "This proposed merger is wonderful news for NCS shareholders, customers and employees," said Russ Gullotti, chairman, president and chief executive officer of NCS.

"The merger of NCS and Pearson plc is an outstanding strategic and cultural fit. Both companies have a strong presence in the education market, and the core products and skills of the two businesses are remarkably complementary, but without direct overlap. The acquisition of NCS by Pearson allows for the kind of presence needed for both of us to continue our strong growth and maintain our market leadership positions."

         Also commenting on today's announcement, Marjorie Scardino, chief executive officer of Pearson plc, said "NCS is a superb company in its own right with a record of delivering consistently high levels of innovation and growth. Together, we can transform our business into one that can reach further and grow faster. We will lead in content, technology and testing, the three factors that are driving the education revolution around the world."

         Ms. Scardino continued, "Together, we can create the `intelligent classroom,' where teaching is customized so that each child learns in his own way, at his own speed, with constant assessment, feedback and help. Together, we can take the next great leap in education - adding applications and testing to curriculum and changing the way we teach and learn."

ABOUT NCS
        NCS was founded and began operation in Minnesota in 1962. The Company is a global information services company providing software, services, systems, and Internet-based technologies for the collection, management and interpretation of data. NCS serves important segments of the education, testing, assessment and complex data management markets. For nearly four decades, NCS has provided the technology, experience and quality customer services essential for improving customers' information systems.

        Today, 75 percent of NCS' revenues come from the Education (primarily K-12) market, and 25 percent comes from the Large-Scale Data Management (or non-Education) market. NCS is the nation's largest single provider of student, curriculum, instructional and financial management software for schools. NCS is also the nation's largest commercial processor of student assessment tests for K-12 schools and districts. This year NCS was one of four processors of the U.S. 2000 Census for the U.S. Census Bureau.

         Headquartered in Minneapolis (Eden Prairie), NCS has nearly 5,000 employees at 30 locations serving customers worldwide. The Company's web site address is www.ncs.com.

                                      # # #

Shareholders are advised to read the tender offer statement regarding the acquisition of NCS referenced in this press release, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by contacting the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's web site at www.sec.gov.

Any statements made about the Company's anticipated financial results or other forward-looking statements are subject to risks and uncertainties such as those described in Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended January 29, 2000. NCS' actual results may differ materially from anticipated results.

                              LETTERS TO EMPLOYEES

Date:    July 31, 2000
To:      All NCS Employees
From :   Russ Gullotti
Re:      Important Information


Today, I'm delighted to inform you that the boards of directors of NCS and Pearson plc, a London-based international media, publishing and education company, announced their intention to combine the two companies. Specifically, Pearson will pay approximately $2.5 billion to NCS shareholders to have NCS become part of Pearson Education, a division of Pearson that accounts for $2.7 billion of Pearson's nearly $6 billion in revenues. Peter Jovanovich is the Chief Executive of this division of Pearson. He reports to Marjorie Scardino, the CEO of Pearson plc.

I want you to know that I am solidly supportive of this decision. Let me explain why.

NCS has been performing extraordinarily well. I hope you are as proud of what we have accomplished as I am. This combination with Pearson, however, should help propel us to the next level. Together, Pearson and NCS will create the world's leading fully-integrated education company. The number one provider of curricular content joins with the number one provider of assessment & testing services and enterprise software solutions for K-12. With our two companies united, we can fill in all the pieces for today's educational needs of both adults and kids; the possibilities are exciting and seemingly endless. We will be the combined entity that creates the "intelligent classroom" of tomorrow.

I truly believe that both companies will be big winners because of this merger. I also believe that the overwhelming majority of you will benefit from this as well. The leadership of Pearson, starting with the CEO, Marjorie Scardino, believes, as I do, that the employees of a company ARE the company. The respect that I have for each of you and the great work you do for us will continue under Marjorie's and Peter's leadership.

The combining of Pearson's very strong, global education presence with ours (as well as their belief in the strength of our strategy to leverage our core skills into the government and commercial markets) will create an incredibly strong leader for our markets. From your perspective, you should have confidence in a strong future for your employer with all of the opportunities that represents for each of you.

We will communicate with you over these next few weeks to keep you informed about the status of our merger. What I need from each of you now more than ever is the same dogged determination to satisfy our customers and deliver the results that you have shown so consistently over the past many years.

This is so very exciting. Let's work together with Pearson to make this an outrageous success!

Russ

-------------------------------------------------------------------------------

National Computer Systems, Inc. (NCS) shareholders are advised to read the tender offer statement regarding the acquisition of NCS, referenced in this employee announcement, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by calling the information agent, Georgeson Shareholder Communications Inc., collect at (800) 223-2064. These documents also will be available at no charge at the SEC's web site at www.sec.gov.

July 31, 2000

DEAR EVERYONE AT NCS,

Greetings on behalf of everyone at Pearson. This is a wonderful day for us, and we hope you'll agree it's at least that good for NCS too. I have a habit of writing everyone in Pearson an e-mail any time we have something going on that I want them to hear straight from me rather than read it in the newspaper. This is certainly news I'm thrilled to be able to tell.

As you will have heard from Russ, we have agreed with your board of directors to merge NCS with Pearson Education, giving each of your shareholders $73 a share for his or her interest in NCS. This is at a big premium to the market price of NCS shares because we all see that together we can make a more exciting, able and valuable company than either of us could ever do alone.

In fact, there are going to be so many ideas springing up for our joint company, it's going to be hard not to address them, and even harder not to get going making them a reality. But we have a little time and a lot of work to go until the merger can be completed. Regulatory bodies have to agree. NCS's shareholders, a group which includes all of you, need to agree. You'll have a lot of questions in that period, some of which we will want very much to answer but won't be able to. Please bear with us and keep on thinking about the possibilities, not the problems. During this time I know you'll be hearing from Peter Jovanovich, who heads Pearson Education, and I hope you get a chance to get to know him. He's a talented, committed and thoroughly wonderful colleague.

Although it was utterly clear from the beginning of our meetings with NCS that our businesses fit together beautifully, the best surprise of getting acquainted was that we are also cultural matches. You may be tempted to think that we're a giant, European media company without much resemblance to you. But you'd be wrong.

More than half of Pearson's 23,000 people work in the United States. Even some of us who have migrated across the ocean have spent a fair amount of time in the U.S. (I'm a Texan, and don't you forget it.) We try hard in Pearson to communicate with each other as much as we can. We believe everyone in the company should be a shareholder, and we have a number of plans to get us there, including a company-wide annual bonus plan for everyone who works in Pearson. And we don't do well with people who can't laugh at themselves or people who think they're more important than their neighbor. And though we don't always get all this right, our aim is to be the best place in the world to work.

So I hope you'll recognize something of NCS in us, and something of the great promise of our two companies in the material you'll ultimately see about our combination. We can't tell how long the waiting process will take, but I hope you will join us in having enough enthusiasm for the possibility that you can keep focused on what we can achieve together.

I look forward to meeting every single one of you sooner or later. I may not accomplish that very soon, but I'll give it a try. My usual practice in these e-mails is to give my e-mail address so that I can answer (or get someone's help answering) any questions you have. In this case, I know you must have a million questions, so for those serious questions, write rgullotti@ncs.com. If you just want to say something nice or funny, write me at marjorie.scardino@pearson.com.

All the very best,

Marjorie


-------------------------------------------------------------------------------

National Computer Systems, Inc. (NCS) shareholders are advised to read the tender offer statement regarding the acquisition of NCS, referenced in this employee announcement, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by calling the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's web site at www.sec.gov.

                                 TALKING POINTS

                            SUGGESTED TALKING POINTS
                    FOR USE BY NCS MANAGERS IN STAFF MEETINGS
                              Monday, July 31, 2000


Note: The bullet points below are meant to serve as guidelines for talking with employees about the merger of Pearson plc and NCS. We encourage you to personalize your remarks as you feel comfortable and share any personal insights you may have about the situation. Please remember to set an appropriate tone about this exciting opportunity.

-    As you know, NCS has agreed to be acquired by Pearson plc.

- Pearson plc is big! Revenues are nearly $6 billion. Check them out at their website: http://www.pearson.com/

- Pearson plc is one of Britain's oldest companies and is listed on the London Stock Exchange. They may be listed on the New York Stock Exchange later this Fall.

-    Pearson plc is a company with deep roots in the United States:
-        It has been doing business for over 100 years in the States.
-        It has an American CEO (Marjorie Scardino).
-        Half of Pearson's senior management team are Americans.
-        More than half of Pearson plc's revenues are generated in the States.
-        The company has a growing US shareholder base.

-    Pearson believes that NCS' business fits well with their overall strategy.

- NCS will become part of Pearson Education, a sizable ($2.7 billion) education business headquartered in Upper Saddle River, NJ and headed by Peter Jovanovich. It is the leading school publisher.

- At this point, please refer to the Questions and Answers provided later in this document. You may wish to read those verbatim.

- There is a lot to be excited about. Change can also be difficult. We need to support each other during this transition.

- Until NCS' shareholders approve the transaction, it's business as usual, and, for the large majority of us, afterwards as well.

- What other questions do employees have? If you cannot answer them, please forward them on to the ESC Employee Communications Team and we will try to address them in future communications.

- You will be receiving additional information periodically through newsletters, videos, memos and e-mails.

                            SUGGESTED TALKING POINTS
                     FOR USE BY NCS EMPLOYEES WITH CUSTOMERS



Note: The bullet points below are meant to serve as guidelines for talking with customers about the merger of Pearson plc and NCS. We encourage you to personalize your remarks as you feel comfortable and share any personal insights you may have about the situation. Please remember to set an appropriate tone about this exciting opportunity.

- I want to share with you some exciting news. NCS is being acquired by Pearson plc of London, England.

- Pearson plc is an international media group. It is one of Britain's oldest companies and is listed on the London Stock Exchange. Pearson has been doing business in the U.S. for over 100 years, initially building railroad tunnels. Its CEO is an American - Marjorie Scardino. In fact, half of its senior management team is American. Pearson has revenues of over $6 billion of which over half are made in the U.S. The company has a growing U.S. shareholder base and may be listed on the New York Stock Exchange in the future.

- Pearson is made up of many well-known companies - Simon & Schuster Publishers, Addison Wesley, Prentice Hall, Thames Television, THE FINANCIAL TIMES, the ECONOMIST, Penguin publishing, Computer Curriculum Corporation
     (CCC), Scott Foresman, and others.

- Pearson has a proven track record of investing in businesses, valuing and promoting intellectual properties and has a global reach.

- Pearson plc feels the acquisition of NCS makes exceptional strategic sense. This, coupled with additional resources, will allow NCS to continue its impressive growth.

- We expect the acquisition to be completed within the month of September following approval by the U.S. Department of Justice and NCS shareholders.

- Until then, it's business as usual. Customers should order products and services the same as in the past. Payments should be made according to the current practice. We value our relationship with you and thank you for your continuing support. We, at NCS, are here to provide you with exceptional products and services. And, we'll delight you with our customer service!

- If you have any questions, now or later, please contact me at [phone number].

                            SUGGESTED TALKING POINTS
                      FOR USE BY NCS EMPLOYEES WITH VENDORS


Note: The bullet points below are meant to serve as guidelines for talking with customers about the merger of Pearson plc and NCS. We encourage you to personalize your remarks as you feel comfortable and share any personal insights you may have about the situation. Please remember to set an appropriate tone about this exciting opportunity.

- I want to share with you some exciting news. NCS is being acquired by Pearson plc of London, England.

- Pearson plc is an international media group. It is one of Britain's oldest companies and is listed on the London Stock Exchange. Pearson has been doing business in the U.S. for over 100 years, initially building railroad tunnels. Its CEO is an American - Marjorie Scardino. In fact, half of its senior management team is American. Pearson has revenues of over $6 billion of which over half are made in the U.S. The company has a growing U.S. shareholder base and may be listed on the New York Stock Exchange in the future.

- Pearson is made up of many well-known companies - Simon & Schuster Publishers, Addison Wesley, Prentice Hall, Thames Television, THE FINANCIAL TIMES, the ECONOMIST, Penguin publishing, Computer Curriculum Corporation
     (CCC), Scott Foresman, and others.

- Pearson has a proven track record of investing in businesses, valuing and promoting intellectual properties and has a global reach.

- Pearson plc feels the acquisition of NCS makes exceptional strategic sense. This, coupled with additional resources, will allow NCS to continue its impressive growth.

- We expect the acquisition to be completed within the month of September following approval by the U.S. Department of Justice and NCS shareholders.

- Until then, it's business as usual. We value our relationship with you and thank you for your continuing support. We believe the marriage of Pearson plc and NCS will uniquely position us to build value for our business partners.

- If you have any questions, now or later, please contact me at [phone number].

                              QUESTIONS AND ANSWERS

              FOR NCS MANAGERS ONLY - NOT FOR GENERAL DISTRIBUTION

                PEARSON PLC - NCS ACQUISITION QUESTIONS & ANSWERS

National Computer Systems, Inc.(NCS) shareholders are advised to read the tender offer statement regarding the acquisition of NCS, referenced in this employee announcement, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by calling the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's website at www.sec.gov .


1.   Q:  WHY IS NCS BEING ACQUIRED BY PEARSON PLC?

     A: NCS has been performing extraordinarily well. This combination with Pearson, however, should help propel us to the next level. Together, Pearson and NCS will create the world's leading fully-integrated education company. The number one provider of curricular content joins with the number one provider of assessment & testing services and enterprise software solutions for K-12. With our two companies united, we can fill in all the pieces for today's educational needs of both adults and children; the possibilities are exciting and seemingly endless. We will be the combined entity that creates the "intelligent classroom" of tomorrow.

     NCS/Pearson will create a powerful new market leader. Our shareholders, employees and customers will be the beneficiaries of this pairing of two great companies.

2.   Q:  WHEN WILL THE ACQUISITION OCCUR?

     A: NCS and Pearson have signed a definitive agreement for NCS to be acquired. Pearson will conduct a tender offer for NCS shares (send documents to NCS shareholders requesting that they turn in their shares for $73 in cash). The shareholders must send in their tenders within 20 business days; and if 90% of the shares are tendered, the acquisition should occur in September. If less than 90% are tendered, the merger will take longer, and the estimated closing would be early November. There are a few other legal steps that both companies need to take before closing, but they are typical for this kind of merger and we expect a closing in September.

                      CERTAINLY AT NCS, IT IS "BUSINESS AS USUAL." NCS EMPLOYEES SHOULD PERFORM AND CONDUCT BUSINESS AS YOU HAVE DONE SO WELL IN THE PAST - CUSTOMER SERVICE IS OUR FIRST PRIORITY, AND ALL MANAGERS SHOULD DELIVER THEIR FINANCIAL COMMITMENTS TO THE COMPANY.

3.   Q: HOW MUCH WILL PEARSON PAY FOR NCS?

     A: Pearson will pay approximately $2.5 billion to NCS shareholders to have NCS become part of Pearson Education, a division of Pearson that accounts for $2.7 billion of Pearson's nearly $6 billion in annual revenues. Peter Jovanovich is the Chief Executive of this division of Pearson. He reports to Marjorie Scardino, the CEO of Pearson plc.


4.   Q: TELL US MORE ABOUT MARJORIE SCARDINO.

     A: Marjorie M. Scardino, 53, is chief executive of Pearson plc. Until January 1997, she was chief executive of The Economist Group. Prior to 1985, she was managing partner in a Savannah, Georgia law firm. She was also publisher and founder, with her husband, of the Pulitzer Prize-winning newspaper The Georgia Gazette.

5.   Q:  TELL US MORE ABOUT PETER JOVANOVICH.

     A: Peter Jovanovich , the CEO of Pearson Education, joined Addison Wesley Longman in 1997, after serving as president of McGraw-Hill's Education and Professional Publishing Group and as president of Harcourt Brace Jovanovich.

6.   Q: WILL NCS REMAIN AS A WHOLE OR BE BROKEN UP INTO PIECES?

     A: Our best information at this time is that Pearson intends to operate NCS as a separate entity, reporting into their education business (Pearson Education). You can learn more about Pearson plc and Pearson Education at http://www.pearson.com/ and http://www.pearsoned.com/.

7.   Q: WILL THERE BE LAYOFFS?

     A: This merger will not result in a large number of layoffs, but we do expect some reductions in force. However, our expectation is that layoffs will be minimal.

8.   Q: WHEN WILL WE KNOW MORE ABOUT LAYOFFS?

     A: Pearson Education and NCS will work closely together during the next several weeks to determine this. We will notify you as soon as we know more.

9.   Q: IF THERE ARE LAYOFFS, WHAT KIND OF SEVERANCE PACKAGE WILL BE OFFERED?

     A: The agreement signed by NCS and Pearson requires that a minimum severance of one week of pay per full year of service (minimum of 4 weeks) shall be granted for those employees laid off as a result of the acquisition.

10.  Q: WHAT DO WE TELL OUR CUSTOMERS?

     A: We should be pleased to tell our customers about our acquisition by Pearson. The combination of NCS and Pearson will create a powerful new market leader. Managers should review the attached talking points with all employees. Employees may provide this information to customers as needed. In the meantime, nothing has changed. NCS intends to provide the same outstanding products and services as it did before Pearson arrived on the scene.

11.  Q:  TELL US MORE ABOUT PEARSON PLC.

     A: Pearson plc is an international media company with market leading businesses in education, strategic business information, international television production and consumer publishing. Pearson, however, started out its life as a very different company. S. Pearson and Son started out as a small building firm in the West Riding of Yorkshire, England in 1844. The company grew rapidly and by the time it moved to London in 1882 it had become one of the largest contracting firms in the world. Pearson built railways across Spain, Mexico, Columbia and China. Further contracts covered reservoirs, dams, tunnels and factories. Pearson even worked on the Manhattan tunnel projects.

     In the next fifty years, Pearson was to acquire many of the brands that support the company today: the Financial Times, Longman, Penguin and Ladybird. The company floated on the stock market in 1969.

     Pearson plc is comprised of several operating groups including Pearson Education, Penguin Group, Pearson Television, Financial Times Group and Recoletos Publishing.

     Pearson will launch the Learning Network in September 2000. The Learning Network aims to be the place to go for online learning and education. It will be made up of four vertically integrated networks serving the K-12, Higher Education, Professional Development and Lifelong Learning markets. The Learning Network will build on Pearson Education's position as the world's leading education company to create the Internet's premier education source. Pearson and America Online, Inc. have broad strategic alliance under which the Learning Network will be the premier supplier of educational content and online learning tools to users of several AOL brands. Learning Network will be promoted through aol.com, Netscape Netcenter and CompuServe.

     Pearson plc is headquartered in London, England.

12.  Q: TELL US MORE ABOUT PEARSON EDUCATION.

     A: Pearson Education is one of the leading US school publishers, (kindergarten to 12th grade) with a comprehensive range of textbooks, supplementary and electronic education programs. The premier elementary (www.scottforesman.com) and secondary imprints (www.phschool.com) publish some of the very best school programmes covering subjects such as reading, literature, math, science and social studies. Pearson Education is a leading publisher of online assessment and digital courseware through the Computer Curriculum Corporation (www.ccclearn.com), the Waterford Early Reading Programme and the KnowZone (www.kz.com). Pearson Education also publishes supplementary learning materials for both elementary (www.pearsonlearning.com) and secondary schools (www.globefearon.com).

     Pearson Education is by far the leading higher education publisher in the US, with imprints such as Addison Wesley Longman, Allyn & Bacon (www.abacon.com) and Prentice Hall (www.prenhall.com). Over 1,000 of Pearson Education's college textbooks have an interactive companion website with online study guides designed to reinforce text concepts, and chat rooms and bulletin boards to facilitate interaction and communication between students and faculty. An increasing number of programs are delivered through online course management systems that provide a powerful set of easy-to-use tools that allow professors to create sophisticated web-based courses.

     The professional and technology group publishes over 1,000 computer and technology titles a year (imprints include Macmillan USA, Que, Sams, Prentice Hall, Cisco Press, Adobe Press, New Riders, Peachpit Press and Addison Wesley) and are complemented by an online presence (www.informit.com), which aims to be the leading vertical portal for accomplished and aspiring IT professionals. More people learn English as a second language with Pearson Education programs (www.longman-elt.com) than those of any other publisher.

     FT Knowledge (www.ftknowledge.com) is a provider of distance learning, business education and management development. It specializes in providing learning and development that is highly relevant to the needs of businesses and the people that work within them.

     Pearson Education is headquartered in Upper Saddle River, NJ.

13.  Q: WILL NCS'S BENEFITS REMAIN THE SAME?

     A: This is a decision that will be made at a future date. We are just beginning to understand the Pearson benefits package, as Pearson is beginning to understand NCS'. It is not yet clear what benefits should be kept versus those which should be converted to Pearson's. It is highly unlikely that your overall benefits package will be diminished.

14.  Q: WHAT HAPPENS TO MY STOCK IN THE NCS 401(K) PLAN? (U.S. EMPLOYEES)

     A: The stock in the former ESOP (which has now been integrated into the NCS 401(k)) will be converted to cash shortly after the close of the acquisition. You will then be able to allocate those funds among the various funds available to you. If you have invested money in the 401(k) NCS Stock Fund, the underlying shares will be converted to cash shortly after the acquisition is concluded. You may continue to move those funds to other funds during the transition period. The deferred tax benefits you enjoy with the NCS 401(k) plan remain intact.

15.  Q:  WHAT HAPPENS TO THE STOCK IN THE ESOP?  (U. S. EMPLOYEES)

     A:   See number 14 above.

16. Q: HOW WILL THE STOCK PURCHASE PLAN BE AFFECTED?

     A: The Stock Purchase Plan will cease to exist upon the closing of the acquisition. Any money you have deferred to that plan will be refunded to you shortly thereafter. Any stock purchased under the plan will be converted to cash under the tender offer process. Further stock purchases are likely to be suspended, pending the closing of the transaction. Additional instructions will be issued shortly.

17. Q: WHAT HAPPENS TO MY NCS STOCK OPTIONS?

     A: If you have stock options that are vested and due to expire, you should exercise those in August before they expire. They will then be converted to cash as part of the tender offer process. Unvested options will automatically vest upon completion of acquisition. All other vested options will be converted to cash upon completion of the acquisition. The mechanism for completing this task and turning the proceeds into cash are yet to be determined. You will likely be paid the net spread between your option price and $73 (subject to withholding) upon completion of the transaction.

18. Q: WILL THE EMPLOYEE PREMIUMS FOR BENEFITS CHANGE?

     A: There are no plans to change benefit premiums or plans at this time. A much more extensive analysis of NCS' and Pearson's benefits plans will have to be undertaken before any decisions of this nature are made.

19.  Q:  DOES PEARSON HAVE A 401(K) PLAN?

     A:   Yes.

20.  Q:  WHAT HAPPENS TO RUSS GULLOTTI?

     A: As previously announced in May, Russ intends to retire shortly. He has agreed to assist Pearson management with the transition for a limited amount of time.

21.  Q:  WHAT HAPPENS TO THE NCSLT?

     A: As we see it today, the five operating units and the K-12 Internet Program will remain intact. Corporate Staff Officers may be redundant and, while they may help with the transition, some will probably leave the company.

22.  Q: WILL WE CONTINUE TO USE THE NCS NAME AND LOGO?

     A:   That decision has not yet been made.

23. Q: SHOULD I ORDER NEW BUSINESS CARDS AND STATIONERY?

     A: No, not yet. Those decisions will be made sometime in the future. We'll let you know.

24.  Q: WHAT IS MY ROLE AS A MANAGER DURING THIS TIME OF TRANSITION?

     A: Any time there is change, it creates stress on the organization and its people, both personally and professionally. It is important that you be aware of these pressures. Above all, it's business as usual. Then, listen to your employees. Acknowledge with their fears and uncertainties. Avoid speculating. As a manager you are viewed as a valuable source of knowledge.

25.  Q: HOW WILL WE LEARN MORE ABOUT PROGRESS ON THE CLOSE OF THE TRANSACTION?

     A: Management's intent is to keep all NCS employees apprised of the progress toward completing the acquisition. Our communication plan includes periodic written updates, visits by Pearson management to NCS sites, and employee meetings. As we learn about decisions, we will make a reasonable effort to keep in touch with affected parties. Most importantly, be sure you and your organization pay attention to our customers while meeting your financial commitments to the company.

                          COMMUNICATIONS WITH EMPLOYEES

                      WRITTEN COMMUNICATIONS WITH EMPLOYEES


Managers may likely be asked to draft and distribute letters and e-mail to employees concerning the merger of NCS and Pearson plc. Due to the legal nature of many of these kinds of communications, we ask that the following legend be added to all communications employees:


-------------------------------------------------------------------------------
National Computer Systems, Inc.(NCS) shareholders are advised to read the tender offer statement regarding the acquisition of NCS, referenced in this communication, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by calling the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's website at www.sec.gov
-------------------------------------------------------------------------------

This legend may be reduced in size.

In addition to using this legend, please e-mail (electronic copies only, please) a copy of any such communication to Jack Fenton (jfenton@ncs.com) so that it may be included with NCS' filings with the Securities and Exchange Commission.

Thank you for your cooperation.

           WRITTEN COMMUNICATIONS WITH CUSTOMERS AND BUSINESS PARTNERS

                WRITTEN COMMUNICATIONS WITH CUSTOMERS AND VENDORS


Managers may likely be asked to draft and distribute letters and e-mail to customers and vendors concerning the acquisition of NCS by Pearson plc. If you are asked to perform this task, please keep in mind the following:

- Remember: NCS has not yet been acquired by Pearson plc. The transaction has not yet closed. Any communications with customers should reference that a definitive agreement has been signed.

- Keep the tone of your communication positive. This transaction is an outstanding opportunity for all of us.

- Review any communications with your immediate supervisor before sending them.

- Consider the uncertain feelings the customer or vendor may have about his/her continuing relationship with NCS. Remember, it's business as usual.

                                MEDIA GUIDELINES

                                MEDIA GUIDELINES


- The objective of our dealings with the media during this time of transition is that we speak with a unified voice.

- Our interactions with the media must be coordinated. Consistent messages must be sent.

-     Please refrain from speaking with the media.

-     All media inquiries should be directed to:

                  NCS               Maggie Knack     (952) 829-3203

- If you feel it is essential to your business that you answer specific press questions, please contact Maggie for assistance. She will help you craft an appropriate response.

- We understand time is often critical to responding to media inquires, and we will do our best to respond immediately to your concerns.